

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 28, 2017

Gianni B. Arcaini
Chief Executive Officer
Duos Technologies Group, Inc.
6622 Southpoint Drive South, Suite 310
Jacksonville, Florida 32216

> **Re: Duos Technologies Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 21, 2017**
> **File No. 333-222206**

Dear Mr. Arcaini:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Brian R. Goldberg, Esq.
Lucosky Brookman LLP